May 11, 2007
VIA EDGAR SUBMISSION AND FEDERAL EXPRESS
Mr. Kevin Vaughn
U.S, Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Clean Holdings, Inc. Form 10-K for the Fiscal Year Ended December 29, 2006 File No. 000-50646
Dear Mr. Vaughn:
     This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 20, 2007 (the “Comment Letter”) regarding the above-referenced filing on Form 10-K (the “10-K”) of Ultra Clean Holdings, Inc. (the “Company”).
     We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 11, as set forth in the Comment Letter.

Mr. Kevin Vaughn	May 11, 2007
U.S. Securities and	Page 2
Exchange Commission
Form 10-K for the Fiscal Year Ended December 29, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Critical Accounting Policies, Significant Judgments and Estimates, page 23
-Revenue Recognition, page 23
1.	You state here that determination of whether the sales price is fixed and determinable and free of contingencies or significant uncertainties requires management’s judgment. Please tell us and revise this section in future filings to explain any contingencies in your sales arrangements that could result in a determination that the fee is not fixed and determinable. For example, tell us about any post-shipment obligations, rights of return or other incentives you offer to your customers.

To clarify our disclosure, in future filings we will split bullet 3, “customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties” into two distinct components, specifically i) purchase price is deemed fixed or determinable and ii) product delivery is free of contingencies or significant uncertainties. Our sales arrangements do not contain contingencies with respect to the purchase price. We do not offer rights of return or sales incentives to our customers. If the Company has not substantially completed a product or fulfilled the terms of the sales arrangement at the time of shipment, revenue recognition is deferred until completion. Warranty exposure is estimable and recorded at the time of sale. We will clarify our revenue recognition policy in future filings.
-Unaudited Quarterly Financial Results, page 28
2.	Please revise your future filings to include quarterly earnings per share for each full quarter within the two most recent fiscal years. Refer to Item 302 of Regulation S-K.

We will include quarterly earning per share for each full quarter within the two most recent fiscal years in all future filing as specified in Item 302 of Regulation S-K.
Item 8. Financial Statements and Supplementary Data, page 32

Mr. Kevin Vaughn	May 11, 2007
U.S. Securities and	Page 3
Exchange Commission
Notes to Consolidated Financial Statements, page 37
Note 1. Organization and Significant Accounting Policies, page 37
-Fiscal Year, page 38
3.	We note that although your fiscal year ends on the last Friday in December, you present consolidated balance sheets and income statements as of and for the periods ended December 31, 2006, 2005 and 2004. Please revise future filings to present your financial statements as of the actual fiscal year-end.

Although our fiscal period ends on the closest Friday to the end of the quarter, we have historically dated our financial statements as of the end of the period and disclosed this practice in the footnotes to the financial statements. We believe this practice is accurate and less confusing for readers. Nevertheless, in our future filings, we will no longer use a month-end date for ease of presentation and will present the actual fiscal quarter-end and fiscal-year end date, which is the last Friday of the applicable month.
-Revenue Recognition, page 43
4.	We note from page 26 that you increased your sales of your other critical sub-systems during 2006. Please tell us and revise your future filings to describe how you recognize revenue for your other critical sub-systems. Refer to guidance in SAB Topic 13 and EITF 00-21.

Revenue related to gas panels and other critical subsystems is recognized in the same manner and subject to the same conditions as currently described in our revenue recognition policy. We will clarify our revenue recognition policy in future filings.
5.	We note on page 4 that you provide on-site installation, servicing and repair of your all systems. Please tell us and revise your future filings to clearly disclose the multiple elements that your sales arrangements contain. Within your discussion, please explain how you account for these multiple elements within your sales arrangements. Refer to the guidance in SAB Topic 13 and EITF 00-21.

We offer additional services that may include installation or service and these services represent less than 1% of our total sales. Further, the sale of the product and installation is not a bundled arrangement. Installation

Mr. Kevin Vaughn	May 11, 2007
U.S. Securities and	Page 4
Exchange Commission
fees, if any, are negotiated separately, are not sold contemporaneously and are not a required element of the sale of our products. Repair services which are outside of any warranty arrangement are billed based upon time and materials. We do not offer maintenance or customer support arrangements for our products.

6.	We note that you issued common stock valued at $21.1 million as part of the consideration for the purchase of Sieger. Please tell us and revise future filings to disclose how you determined the fair value of your common stock issued and the number of shares issued. Refer to the guidance in EITF 99-12 and paragraph 51(d) of SFAS 141.

The Company issued 2.6 million shares valued at $8.11 per share in accordance with EITF 99-12 based on the average closing sales price on the Nasdaq Global Market over the period beginning two days before and ending two days after the announcement of the Sieger transaction on June 29, 2006. We will revise future filings to reflect this disclosure.

7.	We note that the excess of the purchase price over the net assets acquired in your Sieger acquisition resulted in goodwill of approximately $27.4 million. In future filings where you discuss a material acquisition, please include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

The goodwill that resulted from the Sieger acquisition, valued at approximately $27.4 million, was primarily due to the impact of increased access to markets, and product related synergies, both of which are unique to the combination with our Company. In purchasing Sieger, we acquired an increased level of manufacturing integration which allowed us access to a larger market for critical subsystems which includes precision machining capabilities. Additionally, we realized synergies related to combining the provisioning of gas delivery systems and machined chamber assemblies. We will revise future filings to include a similar discussion.

8.	You state on page 42 that you use third-party analyses to assist in determining the fair value of your intangible assets acquired in your Sieger acquisition. Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the third-party expert and include its consent. Otherwise, you may revise the filing, as appropriate.

Mr. Kevin Vaughn	May 11, 2007
U.S. Securities and	Page 5
Exchange Commission
Management determined the fair value of the assets acquired and liabilities assumed. As a part of this determination, we consulted with a third party specialist. We currently do not have plans to file a registration statement. However, if we incorporate our 2006 Form 10-K into a registration statement, we will identify the third-party expert and include its consent. In the event the consent cannot be obtained at the time of incorporation, we will amend the 2006 10-K to clarify that management was responsible for the determination of the fair value of the assets acquired and liabilities assumed. We will revise future filings to clarify that management was responsible for the determination of fair value.

Note 7. Income Taxes, page 47

9.	Please revise your future filings to include the disclosures required by paragraph 48 of SFAS 109.

We have no net operating loss or tax credit carryforwards and therefore a valuation allowance is not required for these or any other tax assets. We will revise future filings accordingly.
Amended Form 8-K Dated June 29, 2006 Filed on September 12, 2006
-Exhibit 99.1
10.	We note that your independent auditors report contained within this filing is unsigned. Please obtain and include a revised independent auditor report that is signed. Please refer to AU 508.9.

We have a signed independent auditor report in our files. However, the conformed signature mark (/ /) of Moss Adams was inadvertently left off of the Form 8-K filing. We will amend the Form 8-K to include the signature notation.

11.	Please revise to include Sieger’s unaudited interim financial statements as of and for the three months ended March 31, 2006 and 2005. Refer to the guidance in Rule 3-05(b) of Regulation S-X.

Sieger’s unaudited interim financial statements as of March 31, 2006 and 2005 and for the three months then ended will be included in our amended Form 8-K filing.

Mr. Kevin Vaughn	May 11, 2007
U.S. Securities and	Page 6
Exchange Commission
     If you have any questions regarding or the responses herein provided, please call the undersigned at (650) 617-4121.

Sincerely,

/s/ Jack Sexton Jack Sexton
Vice President, Chief Financial Officer

cc:	Alan Deneberg, Esq., Davis Polk & Wardwell Melinda Litherland, Deloitte & Touche LLP